Sub-Item 77C:  Matters submitted to a vote of security holders

A Special Meeting of Unitholders of Trust for Credit Unions
(the "Trust") was held on August 19, 2011 (the "Meeting") for the purpose of approving a new Second Amended and Restated
Declaration of Trust of the Trust.

At the Meeting, unitholders of the Trust approved a Second
Amended and Restated Declaration of Trust of the Trust. In approving the Second Amended and Restated Declaration of Trust, the unitholders voted as follows:

FOR               146,963,514.979

AGAINST           261,398.923

ABSTAIN           0

BROKER NON-VOTES  0